Filed by Khosla Ventures Acquisition Co II.

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Khosla Ventures Acquisition Co. II

Commission File No. 001-40246

SUBJECT: An Update on our SPAC Transaction

To: @all-fte

From: Sarah

Team,

I’m thrilled to share that, as of 4:00pm ET October 21, 2021, KVSB’s S-4 has officially been declared effective by the SEC. This means that we can schedule the KVSB stockholder vote approving the SPAC merger between Nextdoor and KVSB and clears the path leading to Nextdoor becoming a public company trading on the NYSE under the ticker KIND.

Now that the S-4 is effective, the proxy voting process will kick-off. During the proxy solicitation process, stockholders of KVSB may cast their vote either in favor of or against the merger with Nextdoor, or may abstain from voting. The proxy process culminates in the special meeting of KVSB stockholders to be held on Nov. 2nd, 2021 where the final votes will be tallied. If all goes according to plan, the merger of Nextdoor and KVSB will close by Nov. 5th, 2021, and our first trade with the NYSE under the ticker KIND will occur on Nov. 8th, 2021.

The team is hard at work to get us across the finish line and we’ll have additional details to share in the coming weeks about how we will mark this milestone. For now, I ask you all to remain focused on our priorities and continue driving forward to achieve our Objectives and Q4 Key Results so we can deliver a great quarter--our first as a public company.

Finally, you can share today’s announcement with family and friends but we continue to ask that you do not speak to the media about the proposed transaction or Nextdoor’s specific business, or post about the transaction on social media. Resharing, retweeting (without commentary) and likes of Nextdoor’s social posts are permissible).

Thank you for your continued hard work and commitment to get us to this point.

Sarah

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Nextdoor and KVSB. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of KVSB’s Annual Reports on Form

10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4, and other documents filed by KVSB from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Nextdoor and KVSB assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Nextdoor nor KVSB gives any assurance that either Nextdoor or KVSB will achieve its expectations.

Additional Information and Where to Find It / Non-Solicitation

In connection with the proposed transaction, KVSB has filed, and the SEC has declared effective, a Registration Statement on Form S-4 containing a proxy statement/prospectus. The proxy statement/prospectus will be sent to the stockholders of KVSB. KVSB and Nextdoor also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of KVSB are urged to read the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by KVSB and Nextdoor through the website maintained by the SEC at www.sec.gov.

Participants in Solicitation

KVSB and Nextdoor and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from KVSB’s stockholders in connection with the proposed transaction. Information about KVSB’s directors and executive officers and their ownership of KVSB’s securities is set forth in KVSB’s filings with the SEC. To the extent that holdings of KVSB’s securities have changed since the amounts printed in KVSB’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

These communications do not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Contacts

Nextdoor Media Relations: press@nextdoor.com

Nextdoor Investor Relations: ir@nextdoor.com or visit investors.nextdoor.com

Khosla Ventures: information@khoslaventures.com